Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Darling Ingredients Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Darling Ingredients Inc. of our reports dated February 28, 2017, with respect to the consolidated balance sheets of Darling Ingredients Inc. as of December 31, 2016 and January 2, 2016, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Darling Ingredients Inc.

/s/ KPMG LLP

Dallas, Texas
May 9, 2017